UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number: 001-34936

Noah Holdings Limited

No. 32 Qinhuangdao Road, Building C,

Shanghai 200082, People’s Republic of China

(86-21) 3860-2301

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Holdings Limited

By:	/s/ Ching Tao

Ching Tao Chief Financial Officer

Date: March 18, 2016

EXHIBIT INDEX

Exhibit 99.1 – Press Release

Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE FOURTH QUARTER AND FULL YEAR 2015

SHANGHAI, March 16, 2016 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), a leading wealth management service provider with a focus on global wealth investment and asset allocation services for high net worth individuals and enterprises in China, today announced its unaudited financial results for the fourth quarter of 2015 and the full year ended December 31, 2015.

Starting from the fourth quarter of 2015, the Company changed its reporting currency from the U.S. dollar (“US$”) to the Renminbi (“RMB”), based on the consideration that the majority of the Company’s operations are conducted in RMB, and aligning the reporting currency with the underlying operations will better depict our results of operations for each period, and reduce the impact that the increased volatility of the RMB to US$ exchange rate will have on the Company’s reported operating results. This release contains translations of certain RMB amounts into US$ for convenience1. Prior period numbers have been recast into the new reporting currency.

FOURTH QUARTER 2015 FINANCIAL HIGHLIGHTS

•	Net revenues in the fourth quarter of 2015 were RMB573.7 million (US$88.6 million), a 47.5% increase from the corresponding period in 2014.

(RMB millions, except percentages)	Q4 2014	Q4 2014 Segment %	Q4 2015	Q4 2015 Segment %	YoY Change
Wealth management	311.5	80.1%	431.3	75.2%	38.4%
Asset management	69.9	18.0%	127.2	22.2%	81.9%
Internet finance	7.5	1.9%	15.2	2.6%	102.0%

Total net revenues	389.0	100.0%	573.7	100.0%	47.5%

•	Income from operations in the fourth quarter of 2015 was RMB47.0 million (US$7.3 million), a 57.1% decrease from the corresponding period in 2014.

(RMB millions, except percentages)	Q4 2014	Q4 2014 Segment %	Q4 2015	Q4 2015 Segment %	YoY Change
Wealth management	126.1	115.0%	50.3	106.9%	(60.1%)
Asset management	12.2	11.1%	52.7	112.0%	333.2%
Internet finance	(28.6)	(26.1%)	(56.0)	(118.9%)	95.4%

Total income from operations	109.6	100.0%	47.0	100.0%	(57.1%)

•	Net income attributable to Noah shareholders in the fourth quarter of 2015 was RMB83.5 million (US$12.9 million), a 7.9% decrease from the corresponding period in 2014.

•	Non-GAAP[2] net income attributable to Noah shareholders in the fourth quarter of 2015 was RMB106.2 million (US$16.4 million), an 11.4% increase from the corresponding period in 2014.

[1]	Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.4778 to US$1.00, the effective noon buying rate for December 31, 2015 as set forth in the H.10 statistical release of the Federal Reserve Board.
[2]	Noah’s non-GAAP financial measures are its corresponding GAAP financial measures as adjusted by excluding the effects of all forms of share-based compensation.

FULL YEAR 2015 FINANCIAL HIGHLIGHTS

•	Net revenues in the full year 2015 were RMB2,119.9 million (US$327.3 million), a 38.7% increase from 2014.

(RMB millions, except percentages)	FY 2014	FY 2014 Segment %	FY 2015	FY 2015 Segment %	YoY Change
Wealth management	1,145.5	74.9%	1,597.5	75.4%	39.5%
Asset management	366.1	24.0%	465.0	21.9%	27.0%
Internet finance	16.9	1.1%	57.4	2.7%	240.5%

Total net revenues	1,528.5	100.0%	2,119.9	100.0%	38.7%

•	Income from operations in the full year 2015 was RMB558.8 million (US$86.3 million), a 1.0% increase from 2014.

(RMB millions, except percentages)	FY 2014	FY 2014 Segment %	FY 2015	FY 2015 Segment %	YoY Change
Wealth management	444.8	80.4%	466.1	83.4%	4.8%
Asset management	171.0	30.9%	247.6	44.3%	44.8%
Internet finance	(62.7)	(11.3%)	(154.8)	(27.7%)	147.1%

Total income from operations	553.1	100.0%	558.8	100.0%	1.0%

•	Net income attributable to Noah shareholders in the full year 2015 was RMB535.8 million (US$82.7 million), a 20.0% increase from 2014.

•	Non-GAAP net income attributable to Noah shareholders in the full year 2015 was RMB603.5 million (US$93.2 million3), a 25.9% increase from 2014.

FOURTH QUARTER AND FULL YEAR 2015 OPERATIONAL UPDATES

Wealth Management Business

The Company’s wealth management business provides global wealth investment and asset allocation services to high net worth individuals and enterprise clients in China.

•	The total number of registered clients as of December 31, 2015 was 99,019, a 40.3% increase since December 31, 2014, consisting of 95,885 registered individual clients, 3,015 registered enterprise clients and 119 wholesale clients that have entered into cooperation agreements with the Company.

•	Total number of active clients[4] during the fourth quarter of 2015 was 4,603, a 30.4% increase from the corresponding period in 2014. Total number of active clients during the full year 2015 was 12,573, a 39.5% increase from the full year 2014.

•	The aggregate value of wealth management products distributed by the Company during the fourth quarter of 2015 was RMB20.0 billion (US$3.1 billion), a 69.4% increase from the corresponding period in 2014.

[3]	The U.S. dollar equivalent presented in this document is based on the exchange rate as of December 31, 2015 (RMB6.4778 to US$1.00). The annual non-GAAP net income guidance of US$90 million to US$95 million as mentioned in our previous earnings releases was made based on an estimated average exchange rate for 2015. The actual average exchange of RMB to US$ for 2015 was RMB6.2818 to US$1.00.
[4]	“Active clients” refers to registered clients who purchased wealth management products distributed by Noah during the period specified.

Product type	Three months ended December 31,
	2014		2015
	(RMB in billions, except percentages)
Fixed income products	7.5	63.2%	11.2	55.7%
Private equity products	2.3	19.2%	6.4	32.0%
Secondary market equity fund products	3.3	27.9%	4.8	23.9%
Other products	(1.2)	(10.3%)	(2.3)	(11.6%)

All products	11.8	100.0%	20.0	100%

The below table summarizes the percentages of fixed income products and private equity products with chargeable recurring services fees and weighted average duration of these types of products distributed during the fourth quarter of 2014 and 2015, respectively. In the three months ended December 31, 2014, about RMB7.9 billion of products distributed had such recurring service fees. In the three months ended December 31, 2015, about RMB15.4 billion of products distributed had such recurring service fees, representing an increase of 94.9% from the corresponding period in 2014.

Product type	Three months ended December 31,
	2014		2015
	% of products with recurring service fees	Duration (Year)	% of products with recurring service fees	Duration (Year)
Fixed income products	75%	1.4	81%	1.1
Private equity products	97%	5.3	99%	7.9

•	The aggregate value of wealth management products distributed by the Company during the full year 2015 was RMB99.0 billion (US$15.8 billion), a 56.2% increase from the full year 2014.

Product type	Twelve months ended December 31,
	2014		2015
	(RMB billions, except percentages)
Fixed income products	40.2	63.4%	36.6	37.0%
Private equity products	12.0	18.9%	31.9	32.2%
Secondary market equity fund products	10.3	16.3%	28.1	28.4%
Other products	0.9	1.4%	2.3	2.4%

All products	63.4	100.0%	99.0	100%

The below table summarizes the percentages of fixed income products and private equity products with chargeable recurring services fees and weighted average duration of these types of products distributed during the full year ended December 31, 2014 and 2015, respectively. In the twelve months ended December 31, 2014, about RMB43.9 billion of products distributed had such recurring service fees. In the twelve months ended December 31, 2015, about RMB62.4 billion of products distributed had such recurring service fees, representing an increase of 42.1% from the corresponding period in 2014.

Product type	Twelve months ended December 31,
	2014		2015
	% of products with recurring service fees	Duration (Year)	% of products with recurring service fees	Duration (Year)
Fixed income products	80%	1.3	85%	1.2
Private equity products	98%	5.3	98%	7.4

•	The average transaction value per client[5] in the fourth quarter of 2015 was RMB4.4 million (US$0.7 million), a 29.8% increase from the corresponding period in 2014, reflecting a change in product mix. The average transaction value per client in the full year 2015 was RMB7.9 million (US$1.3 million), an 11.9% increase from the full year 2014, reflecting a change in product mix.

•	The coverage network included 135 branches and sub-branches covering 67 cities as of December 31, 2015, up from 130 branches and sub-branches covering 65 cities as of September 30, 2015, and 94 branches and sub-branches covering 63 cities as of December 31, 2014.

•	The number of relationship managers was 1,098 as of December 31, 2015, up from 779 and 1,038 as of December 31, 2014 and September 30, 2015, respectively.

Asset Management Business

The Company’s asset management business develops and manages financial products denominated in both domestic (Renminbi) and foreign currencies. These financial products include real estate funds and funds of funds, including private equity funds, real estate funds, hedge funds and fixed income funds.

•	The total assets under management as of December 31, 2015 were RMB86.7 billion (US$13.6 billion), a 74.3% increase from December 31, 2014 and a 12.6% increase from September 30, 2015.

Product type	As of September 30, 2015		Asset Growth	Asset Expiration/ Redemption	As of December 31, 2015
	(RMB billions, except percentages)
Real estate funds and real estate funds of funds	30.7	39.9%	5.4	4.3	31.8	36.7%
Private equity funds of funds	32.1	41.7%	5.9	0.1	37.9	43.7%
Secondary market equity funds of funds	10.4	13.5%	0.5	0.2	10.7	12.3%
Other fixed income funds of funds	3.8	4.9%	3.1	0.6	6.3	7.3%

All products	77.0	100.0%	14.9	5.2	86.7	100.0%

Product type	As of December 31, 2014		Asset Growth	Asset Expiration/ Redemption	As of December 31, 2015
	(RMB billions, except percentages)
Real estate funds and real estate funds of funds	31.0	62.4%	24.2	23.4	31.8	36.7%

Private equity funds of funds	10.4	20.9%	27.9	0.4	37.9	43.7%
Secondary market equity funds of funds	2.6	5.2%	9.8	1.7	10.7	12.3%
Other fixed income funds of funds	5.7	11.5%	5.0	4.4	6.3	7.3%

All products	49.7	100.0%	66.9	29.9	86.7	100.0%

[5]	“Average transaction value per client” refers to the average value of wealth management products distributed by Noah that were purchased by active clients during the period specified.

Internet Finance Business

The Company’s internet finance business provides financial products and services through a proprietary internet finance platform targeting aspiring high net worth individuals in China.

•	The aggregate value of financial products distributed by the Company through its internet finance platform in the fourth quarter of 2015 was RMB4.2 billion (US$653.8 million), a 271.3% increase from the fourth quarter of 2014. The aggregate value of financial products distributed by the Company through its internet finance platform in the full year 2015 was RMB12.0 billion (US$1,902.1 million), a 748.7% increase from the full year 2014.

•	Total number of enterprise clients as of December 31, 2015 was 634, up from 205 and 414 as of December 31, 2014 and September 30, 2015, respectively.

•	Total number of individual clients as of December 31, 2015 was 276,738, up from 28,780 and 157,046 as of December 31, 2014 and September 30, 2015, respectively.

Mr. Kenny Lam, Group President of Noah, said, “We are very pleased with our fourth quarter and full year results. During the year, we successfully adjusted our product mix, which will both protect our clients’ long-term interests and generate more recurring service fees for Noah in the coming years. Overall, 2015 was also a year of transformation for Noah. Two of our newer business units – asset management and internet finance – experienced tremendous growth and we continued to build a strong foundation for the next decade.”

“Looking forward, we expect that the external environment will remain volatile in the short term and we will maintain a steady hand as we steer through this period. Our aspirations and objectives remain intact and we are on track to steadily grow our share of the wealth and asset management services market in China,” added Mr. Lam.

FOURTH QUARTER 2015 FINANCIAL RESULTS

Net Revenues

Net revenues for the fourth quarter of 2015 were RMB573.7 million (US$88.6 million), a 47.5% increase from the corresponding period in 2014, primarily due to increases in one-time commission revenues, recurring service fees and performance-based income.

•	Wealth Management Business

•	Net revenues from one-time commissions for the fourth quarter of 2015 were RMB186.2 million (US$28.7 million), a 15.4% increase from the corresponding period in 2014. The increase was primarily due to an increase in the aggregate value of the wealth management products distributed by the Company, which was partially offset by the impact of lower one-time commission rates for fixed income products along with the impact of changes in the macroeconomic environment.

•	Net revenues from recurring service fees for the fourth quarter of 2015 were RMB177.4 million (US$27.4 million), a 28.4% increase from the corresponding period in 2014. The increase was mainly due to the cumulative effect of finance products with recurring service fees previously distributed by the Company.

•	Net revenues from performance-based income for the fourth quarter of 2015 were RMB27.0 million (US$4.2 million), a 260.5% increase from the corresponding period in 2014, primarily consisting of performance-based income received for the positive performance of the secondary equity market fund products distributed by the Company.

•	Net revenues from other service fees for the fourth quarter of 2015 were RMB40.7 million (US$6.3 million), compared with RMB4.4 million (US$0.7 million) in the corresponding period of 2014. The increase was mainly due to the rapid growth of the Company’s insurance brokerage business.

•	Asset Management Business

•	Net revenues from recurring service fees for the fourth quarter of 2015 were RMB95.5 million (US$14.7 million), a 42.3% increase from the corresponding period in 2014. The increase was primarily due to the increase in assets under management by the Company, which was partially offset by the impact of lower management fee rates due to a change in composition of asset types under management.

•	Net revenues from performance-based income for the fourth quarter of 2015 were RMB30.0 million (US$4.6 million), a 981.8% increase compared with the corresponding period in 2014, primarily consisting of performance-based income received for the positive performance of secondary equity market funds of funds managed by the Company.

•	Internet Finance Business

•	Net revenues for the fourth quarter of 2015 were RMB15.2 million (US$2.4 million), a 102.0% increase from the corresponding period in 2014, primarily because this is a new and fast growing business segment for the Company.

Operating costs and expenses

Operating costs and expenses include compensation and benefits, selling expenses, general and administrative expenses, other operating expenses and government subsidies. Operating costs and expenses for the fourth quarter of 2015 were RMB526.7 million (US$81.3 million), an 88.5% increase from the corresponding period in 2014. The increase was mainly due to a RMB31.9 million decrease in government subsidies received in the fourth quarter of 2015 compared with the fourth quarter of 2014, and an increase in marketing expenses for the wealth management business and internet finance business segments, as well as an increase in compensation expenses. The increase in compensation expenses was partially driven by a change in product mix to more products with recurring service fees and longer durations.

•	Wealth Management Business

Operating costs and expenses for the fourth quarter of 2015 were RMB381.0 million (US$58.8 million), a 105.5% increase from the corresponding period in 2014.

•	Compensation and benefits includes compensation for relationship managers and back-office employees. Compensation and benefits for the fourth quarter of 2015 were RMB257.3 million (US$39.7 million), a 76.3% increase from the corresponding period in 2014. In the fourth quarter of 2015, relationship manager compensation increased by 61.8% from the corresponding period in 2014, reflecting an increase in the aggregate value of financial products distributed and an increase in the commission rate paid to relationship managers driven by the change in product mix to more products with recurring service fees and longer duration. Other compensation for the fourth quarter of 2015 increased by 99.9% from the corresponding period in 2014, primarily driven by an increase in the number of back-office employees.

•	Selling expenses for the fourth quarter of 2015 were RMB74.9 million (US$11.6 million), a 56.6% increase from the corresponding period in 2014, primarily due to an increase in client events and other marketing initiatives, and an increase in rental fees.

•	General and administrative expenses for the fourth quarter of 2015 were RMB30.8 million (US$4.7 million), an 11.6% increase from the corresponding period in 2014, mainly due to an increase in rental and related expenses.

•	Other operating expenses, which include other costs incurred directly in relation to the Company’s revenues, for the fourth quarter of 2015 were RMB33.1 million (US$5.1 million), an increase of 279.2% from the corresponding period in 2014. The increase was primarily due to the growth of other businesses within the wealth management segment.

•	Government subsidies represent cash subsidies received from local governments for general corporate purposes. The Company received RMB15.0 million (US$2.3 million) in government subsidies in the fourth quarter of 2015, compared to RMB44.6 million in the corresponding period of 2014.

•	Asset Management Business

Operating costs and expenses for the fourth quarter of 2015 were RMB74.5 million (US$11.5 million), a 29.0% increase from the corresponding period in 2014.

•	Compensation and benefits include compensation of managers of institutional client relationships, fund managers and back-office employees. Compensation and benefits for the fourth quarter of 2015 were RMB43.6 million (US$6.7 million), a 45.4% increase from the corresponding period in 2014. The increase was primarily due to an increase in the number of back-office employees and performance fee compensation to fund managers as higher performance-based income was recognized in the fourth quarter of 2015 compared to the corresponding period in 2014.

•	Selling expenses for the fourth quarter of 2015 were RMB3.7 million (US$0.6 million), compared with RMB2.8 million in the corresponding period of 2014, an increase of 34.2%, primarily due to an increase in brand promotion expenses.

•	General and administrative expenses for the fourth quarter of 2015 were RMB21.6 million (US$3.3 million), a 22.9% decrease from the corresponding period in 2014, primarily due to decreased consultant expenses.

•	Government subsidies represent cash subsidies received from local governments for general corporate purposes. The Company received RMB1.4 million (US$0.2 million) in government subsidies in the fourth quarter of 2015, compared to RMB4.2 million in the corresponding period in 2014.

•	Internet Finance Business

Operating costs and expenses for the fourth quarter of 2015 were RMB71.2 million (US$11.0 million), a 96.8% increase from the corresponding period in 2014, and represented the Company’s expenses in human resources, marketing and internet infrastructure, as well as expenses incurred in promoting the Company’s internet finance business. Operating costs and expenses for the fourth quarter of 2015 primarily consisted of compensation and benefits of RMB40.4 million (US$6.2 million), selling expenses of RMB11.9 million (US$1.8 million), general and administrative expenses of RMB12.5 million (US$1.9 million) and other operating expenses of RMB6.8 million (US$1.1 million).

Operating Margin

Operating margin for the fourth quarter of 2015 was 8.2% compared to 28.2% for the corresponding period in 2014. The decrease was primarily due to the growth in relationship manager compensation, resulting from changes in the product mix, exceeding the growth in net revenues, and the RMB31.9 million decrease in government subsidies received in the fourth quarter of 2015 compared with the fourth quarter of 2014. Compared to fixed income products, private equity products tend to bring Noah recurring revenues for longer periods. To encourage marketing of private equity products, the Company offers higher incentives to its relationship managers for successful sales of this type of product. Private equity products accounted for 32.0% of total finance products distributed during the fourth quarter of 2015, compared with 19.2% for the fourth quarter of 2014. The significant growth in private equity products distributed led to a significant increase in relationship manager commission expenses. As noted earlier, 99% of private equity products distributed in the fourth quarter of 2015 have recurring service fees with an average duration of 7.9 years, as compared to an average duration of 1.1 years for fixed income products.

•	Wealth Management Business

Operating margin for the fourth quarter of 2015 was 11.7%, compared to 40.5% for the corresponding period in 2014. The decrease was mainly due to higher growth rate of operating costs and expenses compared to the growth rate of net revenues in the fourth quarter of 2015.

•	Asset Management Business

Operating margin increased to 41.4% for the fourth quarter of 2015 from 17.4% for the corresponding period in 2014. The increase was primarily due to the increase of revenues in the fourth quarter of 2015, compared to the corresponding period in 2014.

•	Internet Finance Business

Operating loss for the fourth quarter of 2015 was RMB56.0 million (US$8.6 million) compared with RMB28.6 million for the corresponding period of the prior year.

Income Tax Expenses

Income tax expenses for the fourth quarter of 2015 were RMB7.1 million (US$1.1 million), a 78.5% decrease from the corresponding period in 2014. The decrease was primarily due to the combined impact of a lower effective tax rate and lower taxable income.

Net Income

•	Net Income

•	Net income attributable to Noah shareholders for the fourth quarter of 2015 was RMB83.5 million (US$12.9 million), a 7.9% decrease from the corresponding period in 2014.

•	Net margin for the fourth quarter of 2015 was 13.1%, as compared to 23.6% for the corresponding period in 2014.

•	Net income per basic and diluted ADS for the fourth quarter of 2015 was RMB1.49 (US$0.23) and RMB1.46 (US$0.23), respectively, as compared to RMB1.62 and RMB1.60, respectively, for the corresponding period in 2014.

•	Non-GAAP Net Income Attributable to Noah Shareholders

•	Non-GAAP net income attributable to Noah shareholders for the fourth quarter of 2015 was RMB106.2 million (US$16.4 million), an 11.4% increase from the corresponding period in 2014.

•	Non-GAAP net margin for the fourth quarter of 2015 was 17.0%, as compared to 24.8% for the corresponding period in 2014.

•	Non-GAAP net income per diluted ADS for the fourth quarter of 2015 was RMB1.84 (US$0.28), as compared to RMB1.69 for the corresponding period in 2014.

FULL YEAR 2015 FINANCIAL RESULTS

Net Revenues

Net revenues for the full year 2015 were RMB2,119.9 million (US$327.3 million), a 38.7% increase from 2014, primarily due to increases in one-time commission revenues, recurring service fees and performance-based income.

•	Wealth Management Business

•	Net revenues from one-time commissions for the full year 2015 were RMB772.3 million (US$119.2 million), a 35.5% increase from 2014. The increase was primarily due to an increase in the aggregate value of the wealth management products distributed by the Company.

•	Net revenues from recurring service fees for the full year 2015 were RMB624.6 million (US$96.4 million), a 12.9% increase from 2014. The increase was mainly due to the cumulative effect of finance products with recurring service fees previously distributed by the Company, which was partially offset by the impact of lower recurring service fee rates due to a change in product mix.

•	Net revenues from performance-based income for the full year 2015 were RMB134.3 million (US$20.7 million), a 1,269.6% increase from 2014, primarily consisting of performance-based income received for the positive performance of the secondary equity market fund products distributed by the Company.

•	Net revenues from other service fees for the full year 2015 were RMB66.2 million (US$10.2 million), representing a 426.6% increase from 2014.

•	Asset Management Business

•	Net revenues from recurring service fees for the full year 2015 were RMB359.0 million (US$55.4 million), a 28.6% increase from 2014. The increase was primarily due to the increase in assets under management by the Company, which was partially offset by the impact of lower management fee rates due to a change in composition of asset types under management.

•	Net revenues from performance-based income for the full year 2015 were RMB100.9 million (US$15.6 million), a 17.3% increase from the full year 2014, primarily consisting of performance-based income received for the positive performance of secondary equity market funds managed by the Company.

•	Internet Finance Business

•	Net revenues for the full year 2015 were RMB57.4 million (US$8.9 million), a 241.1% increase from the full year 2014, primarily because this is a new and fast growing business segment for the Company.

Operating costs and expenses

Operating costs and expenses include compensation and benefits, selling expenses, general and administrative expenses, other operating expenses and government subsidies. Operating costs and expenses for the full year 2015 were RMB1,561.2 million (US$241.0 million), a 60.1% increase from 2014. The increase in compensation expenses was partially driven by a change in product mix to more products with recurring service fees and longer durations.

•	Wealth Management Business

Operating costs and expenses for the full year 2015 were RMB1,131.5 million (US$174.7 million), a 61.5% increase from 2014.

•	Compensation and benefits includes compensation for relationship managers and back-office employees. Compensation and benefits for the full year 2015 were RMB855.9 million (US$132.1 million), a 60.2% increase from 2014. In 2015, relationship manager compensation increased by 58.8% from 2014, reflecting an increase in the aggregate value of financial products distributed and an increase in commission rates to relationship managers driven by the change in product mix to more products with recurring service fees and longer durations. Other compensation for the full year 2015 increased by 62.2% from 2014, primarily due to increases in both the number of back-office employees and share-based compensation.

•	Selling expenses for the full year 2015 were RMB219.3 million (US$33.9 million), a 62.1% increase from 2014. The increase was primarily due to an increase in marketing initiatives and rental fees.

•	General and administrative expenses for the full year 2015 were RMB78.9 million (US$12.2 million), a 5.6% increase from 2014.

•	Other operating expenses, which include other costs incurred directly in relation to the Company’s revenues, for the full year 2015 were RMB53.4 million (US$8.2 million), an increase of 125.8% from 2014. The increase was primarily due to the growth of other businesses within the wealth management segment.

•	Government subsidies represent cash subsidies received from local governments for general corporate purposes. The Company received RMB76.0 million (US$11.7 million) in government subsidies in the full year 2015, compared to RMB67.3 million in 2014.

•	Asset Management Business

Operating costs and expenses for the full year 2015 were RMB217.4 million (US$33.6 million), an 11.4% increase from 2014.

•	Compensation and benefits include compensation of managers of institutional client relationships, fund managers and back-office employees. Compensation and benefits for the full year 2015 were RMB183.5 million (US$28.3 million), a 24.6% increase from the full year 2014. The increase was primarily due to an increase in the number of back-office employees.

•	Selling expenses for the full year 2015 were RMB17.3 million (US$2.7 million), a 77.1% increase from 2014.

•	General and administrative expenses for the full year 2015 were RMB53.6 million (US$8.3 million), a 10.9% decrease from 2014, primarily due to decreased legal fees.

•	Government subsidies represent cash subsidies received from local governments for general corporate purposes. The Company received RMB56.3 million (US$8.7 million) in government subsidies in the full year 2015, a 138.6% increase from 2014.

•	Internet Finance Business

Operating costs and expenses for the full year 2015 were RMB212.3 million (US$32.8 million), an increase of 166.9% from 2014, and represent the Company’s expenses in human resources, marketing and internet infrastructure, as well as expenses incurred in promoting the Company’s internet finance business. Operating costs and expenses primarily consisted of compensation and benefits of RMB125.1 million (US$19.3 million), selling expenses of RMB27.3 million (US$4.2 million), general and administrative expenses of RMB38.5 million (US$5.9 million) and other operating expenses of RMB21.8 million (US$3.4 million).

Operating Margin

Operating margin for the full year 2015 was 26.4%, as compared to 36.2% for the full year 2014. The decrease was mainly due to the growth in relationship manager compensation, resulting from the change in product mix year-over-year, being higher than the growth in net revenues, and the Company’s continuous investments in developing its internet finance business. Compared to fixed income products, private equity products tend to bring Noah recurring revenues for longer periods. As noted earlier, 98% of private equity products distributed in 2015 have recurring service fees with an average duration of 7.4 years, as compared to an average duration of 1.2 years for fixed income products. To encourage marketing of private equity products, the Company offers higher incentives to its relationship managers for successful sales of this type of products. Private equity products accounted for 32.2% of total financial products distributed in 2015, compared with 18.9% in 2014. The significant growth in private equity products distributed led to a significant increase in relationship manager commission expenses.

•	Wealth Management Business

Operating margin for the full year 2015 was 29.2%, compared to 38.8% for the full year 2014. The decrease was mainly due to higher growth rate of operating costs and expenses compared to the growth rate of net revenues in 2015.

•	Asset Management Business

Operating margin increased to 53.2% for the full year 2015 from 46.7% for 2014. The increase was primarily due to the increase of performance-based income in the full year 2015, compared to 2014.

•	Internet Finance Business

Operating loss for the full year 2015 was RMB154.8 million (US$23.9 million) compared with RMB62.7 million for 2014.

Income Tax Expenses

Income tax expenses for the full year 2015 were RMB129.9 million (US$20.1 million), a 14.1% decrease from 2014. The decrease was primarily due to a lower effective tax rate of the Company for the full year 2015 as compared to 2014.

Net Income

•	Net Income

•	Net income attributable to Noah shareholders for the full year 2015 was RMB535.8 million (US$82.7 million), a 20.0% increase from 2014.

•	Net margin for the full year 2015 was 24.8%, as compared to 30.3% for 2014.

•	Net income per basic and diluted ADS for the full year 2015 was RMB9.54 (US$1.47) and RMB9.15 (US$1.41), respectively, as compared to RMB8.01 and RMB7.91, respectively, for 2014.

•	Non-GAAP Net Income Attributable to Noah Shareholders

•	Non-GAAP net income attributable to Noah shareholders for the full year 2015 was RMB603.5 million (US$93.2 million), a 25.9% increase from 2014.

•	Non-GAAP net margin attributable to Noah shareholders for the full year 2015 was 28.5%, as compared to 31.4% for 2014.

•	Non-GAAP net income per diluted ADS for the full year 2015 was RMB10.28 (US$1.59), as compared to RMB8.49 for 2014.

Balance Sheet and Cash Flow

As of December 31, 2015, the Company had RMB2,132.9 million (US$329.3 million) in cash and cash equivalents, compared to RMB1,750.2 million as of December 31, 2014 and RMB1,788.5 million as of September 30, 2015.

Cash inflow from the Company’s operating activities during the fourth quarter of 2015 was RMB247.2 million (US$38.2 million). Cash inflow from the Company’s operating activities for the full year of 2015 was RMB675.1 million (US$104.2 million), an increase from RMB589.6 million for the full year of 2014, mainly due to the improvement in account receivable turnover and the temporary impact of deferring payments for certain compensation and benefits, and other expenses, resulting in an increase in accruals and payables.

Cash inflow from the Company’s investing activities during the fourth quarter of 2015 was RMB87.5 million (US$13.5 million). Cash outflow from the Company’s investing activities for the full year of 2015 was RMB759.5 million (US$117.2 million), an increase from RMB93.5 million for the full year of 2014, primarily due to an increase in investments in short-term and long-term investments, and increased capital expenditures.

Cash outflow from the Company’s financing activities for the fourth quarter of 2015 was RMB1.7 million (US$0.3 million). Cash inflow from the Company’s financing activities was RMB462.8 million (US$71.4 million) for the full year of 2015.

On July 8, 2015, the Company’s board of directors authorized a share repurchase program of up to US$50 million worth of its issued and outstanding ADSs over the course of one year. As of December 31, 2015, the Company had repurchased 356,515 ADSs for approximately US$7.0 million under this program, inclusive of transaction charges.

2016 FORECAST

The Company estimates that non-GAAP net income attributable to Noah shareholders for the full year 2016 will be in the range of RMB690 million to RMB720 million, an increase of 14.4% to 19.4% compared to the full year 2015. This estimate reflects management’s current business outlook and is subject to change.

CONFERENCE CALL

Senior management will host two conference calls to discuss the Company’s fourth quarter and full year unaudited financial results and recent business activities, one in English and one in Mandarin Chinese.

The conference calls may be accessed with the following details:

English language conference call

Date/Time	Wednesday, March 16, 2016 at 8:00 p.m., U.S. Eastern Time Thursday, March 17, 2016 at 8:00 a.m., Hong Kong Time
Dial in details
- United States Toll Free	+1-888-346-8982
- Mainland China Toll Free	4001-201203
- Hong Kong Toll Free	800-905-945
- International	+1-412-902-4272
Conference Title	Noah Holdings Limited Fourth Quarter and Full Year 2015 Earnings Call
Participant Password	Noah Holdings

A telephone replay will be available starting 1 hour after the end of the conference call until March 23, 2016 at +1-877-344-7529 (US Toll Free) or +1-412-317-0088 (International Toll). The replay access code is 10081317.

A live and archived webcast of the conference call will be available at Noah’s investor relations website under the News & Events section at http://ir.noahwm.com.

Chinese language conference call

Date/Time	Wednesday, March 16, 2016 at 9:30 p.m., U.S. Eastern Time Thursday, March 17, 2016 at 9:30 a.m., Hong Kong Time
Dial in details
- Mainland China	400-681-0220
- Hong Kong Toll Free	800-968-112
- International	+86-23-8682-9200
Conference Title	Noah Holdings Limited Fourth Quarter and Full Year 2015 Earnings Call (Chinese Language)
Participant Password	985092#

A telephone replay will be available starting 1 hour after the end of the conference call until March 23, 2016 at 400-681-0221 (Mainland China) or +86-23-8682-9250 (International). The conference reference number is 234265#, and the replay password is 205636#.

A live and archived webcast of the conference call will be available at Noah’s investor relations website under the News & Events section at http://ir.noahwm.com.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES:

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures is set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impact of share-based compensation to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income, non-GAAP income per diluted ADS and non-GAAP net margin provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options in the periods presented. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

ABOUT NOAH HOLDINGS LIMITED

Founded in 2005, Noah Holdings Limited (NYSE: NOAH) is a leading wealth management services provider with a focus on global wealth investment and asset allocation services for high net worth individuals and enterprises in China. In the fourth quarter of 2015, Noah distributed over RMB20.0 billion (US$3.1 billion) of wealth management products. As of December 31, 2015, Noah had assets under management of RMB86.7 billion (US$13.6 billion).

Noah distributes a wide array of wealth management products, including fixed income products, private equity fund products, mutual fund products and insurance products. Noah also develops and manages financial products denominated in both domestic (Renminbi) and foreign currencies, covering real estate funds and funds of funds, including private equity funds, real estate funds, hedge funds and fixed income funds through Gopher Asset Management. In addition, in 2014, the Company launched a proprietary internet finance platform to provide financial products and services to aspiring high net worth individuals and enterprise clients in China. Noah delivers customized financial solutions to clients through a network of 1,098 relationship managers across 135 branches and sub-branches in 67 cities in China, and serves the international investment needs of its clients through a wholly owned subsidiary in Hong Kong. The Company’s wealth management business had 99,019 registered clients as of December 31, 2015.

Noah has won numerous awards and recognition, including top 5 in Fortune’s list of Fastest-Growing Companies in 2015, Forbes’ Best Potential Business in China award in 2015, STCN’s Best Third Party Wealth Management Company award in 2014, Hurun Report’s Popular Independent Wealth Management Institution award in 2013 and 2014, and Deloitte’s Technology Fast 500 Asia Pacific award in 2013.

For more information please visit Noah at ir.noahwm.com.

FOREIGN CURRENCY TRANSLATION

Effective October 1, 2015, the Company changed its reporting currency from U.S. dollars (“US$”) to Chinese Renminbi (“RMB”). The change in reporting currency is to better reflect the Company’s performance and to improve investors’ ability to compare the Company’s financial results with other publicly traded companies in the industry. Prior to October 1, 2015, the Company reported its annual and quarterly consolidated balance sheets and consolidated statements of income and comprehensive income and shareholder’s equity and cash flows in US$. In this announcement, the unaudited financial results for the quarter ended December 31, 2015 are stated in RMB. The related financial statements prior to October 1, 2015 have been recast to reflect RMB as the reporting currency for comparison to the financial results for the quarter ended December 31, 2015.

This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.4778 to US$1.00, the effective noon buying rate for December 31, 2015 as set forth in the H.10 statistical release of the Federal Reserve Board.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for 2016 and quotations from management in this announcement, as well as Noah’s strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industry; its ability to attract and retain quality employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industry in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under applicable law.

Contacts:

Noah Holdings Limited

Steve Zeng

Noah Holdings Limited

Tel: +86-21-8035-9221

ir@noahwm.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Noah Holdings Limited

Condensed Consolidated Balance Sheets

(In RMB)

(unaudited)

	As of
	September 30, 2015	December 31, 2015	December 31, 2015
	RMB	RMB	USD
Assets
Current assets:
Cash and cash equivalents	1,788,457,817	2,132,923,674	329,266,676
Restricted cash	1,000,000	1,000,000	154,373
Short-term investments	732,394,704	560,073,899	86,460,511
Accounts receivable, net of allowance for doubtful accounts of nil at September 30, 2015 and December 31, 2015	142,300,644	122,346,687	18,887,074
Loans receivable	101,415,460	132,109,897	20,394,254
Deferred tax assets	21,864,801	—	—
Amounts due from related parties	280,899,772	238,236,268	36,777,342
Other current assets	50,589,481	75,141,655	11,599,874

Total current assets	3,118,922,679	3,261,832,080	503,540,104

Long-term investments	199,001,593	251,781,945	38,868,434
Investment in affiliates	310,706,780	326,155,843	50,349,786
Property and equipment, net	139,819,115	196,475,249	30,330,552
Non-current deferred tax assets	13,500,704	43,863,568	6,771,368
Other non-current assets	16,000,980	16,885,730	2,606,708

Total Assets	3,797,951,851	4,096,994,415	632,466,952

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	352,334,410	494,688,785	76,366,789
Income tax payable	86,135,437	61,650,980	9,517,271
Amounts due to related parties	3,120,074	1,060	164
Deferred revenues	93,732,217	68,425,735	10,563,113
Deferred tax liabilities	—	1,159,774	179,038
Other current liabilities	245,978,885	340,904,047	52,626,518

Total current liabilities	781,301,023	966,830,381	149,252,893

Non-current uncertain tax position liabilities	11,244,614	67,248	10,381
Convertible notes	508,448,000	518,224,000	80,000,000
Other non-current liabilities	62,745,950	77,876,237	12,022,019
Total Liabilities	1,363,739,587	1,562,997,866	241,285,293

Equity	2,434,212,264	2,533,996,549	391,181,659

Total Liabilities and Equity	3,797,951,851	4,096,994,415	632,466,952

Noah Holdings Limited

Condensed Consolidated Income Statements

(In RMB, except for ADS data, per ADS data and percentages)

(unaudited)

	Three months ended
	December 31, 2014	December 31, 2015	December 31, 2015	Change
	RMB	RMB	USD
Revenues:
Third-party revenues
One-time commissions	137,119,867	108,628,478	16,769,347	(20.8%)
Recurring service fees	86,972,774	118,933,264	18,360,132	36.7%
Performance-based income	10,865,921	29,759,827	4,594,126	173.9%
Other service fees	12,244,874	57,823,793	8,926,456	372.2%

Total third-party revenues	247,203,436	315,145,362	48,650,061	27.5%
Related party revenues
One-time commissions	34,530,501	88,680,242	13,689,871	156.8%
Recurring service fees	130,497,798	168,054,455	25,943,137	28.8%
Performance-based income	—	30,194,600	4,661,243	0.0%
Other service fees	185,772	393,683	60,774	111.9%

Total related party revenues	165,214,071	287,322,980	44,355,025	73.9%
Total revenues	412,417,507	602,468,342	93,005,086	46.1%
Less: business taxes and related surcharges	(23,424,761)	(28,745,806)	(4,437,588)	22.7%

Net revenues	388,992,746	573,722,536	88,567,498	47.5%

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(92,550,365)	(147,065,089)	(22,702,938)	58.9%
Performance fee compensation	—	(2,477,428)	(382,449)	0.0%
Other Compensations	(107,608,080)	(191,731,525)	(29,598,247)	78.2%

Total compensation and benefits	(200,158,445)	(341,274,042)	(52,683,634)	70.5%
Selling expenses	(52,319,461)	(90,525,777)	(13,974,772)	73.0%
General and administrative expenses	(63,179,772)	(64,781,699)	(10,000,571)	2.5%
Other operating expenses	(12,422,291)	(46,919,354)	(7,243,100)	277.7%
Government subsidies	48,724,840	16,822,156	2,596,894	(65.5%)

Total operating costs and expenses	(279,355,129)	(526,678,716)	(81,305,183)	88.5%

Income from operations	109,637,617	47,043,820	7,262,315	(57.1%)

Other income:
Interest income	9,302,559	11,754,938	1,814,650	26.4%
Interest expenses	—	(4,508,093)	(695,930)	0.0%
Investment income	5,006,005	24,680,396	3,809,996	393.0%
Other income	822,425	1,345,430	207,699	63.6%

Total other income	15,130,989	33,272,671	5,136,415	119.9%

Income before taxes and loss from equity in affiliates	124,768,606	80,316,491	12,398,730	(35.6%)
Income tax expense	(33,110,012)	(7,126,689)	(1,100,171)	(78.5%)
Income from equity in affiliates	99,613	1,688,567	260,670	1595.1%

Net income	91,758,207	74,878,369	11,559,229	(18.4%)
Less: net income attributable to non-controlling Interests	1,049,943	(8,658,997)	(1,336,718)	(924.7%)

Net income attributable to Noah Shareholders	90,708,264	83,537,366	12,895,947	(7.9%)

Income per ADS, basic	1.62	1.49	0.23	(8.0%)
Income per ADS, diluted	1.60	1.46	0.23	(8.8%)
Margin analysis:
Operating margin	28.2%	8.2%	8.2%
Net margin	23.6%	13.1%	13.1%
Weighted average ADS equivalent: [1]
Basic	56,018,144	56,078,056	56,078,056
Diluted	56,573,597	60,204,346	60,204,346
ADS equivalent outstanding at end of period	56,110,604	56,143,075	56,143,075

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs

Noah Holdings Limited

Condensed Consolidated Income Statements

(In RMB, except for ADS data, per ADS data and percentages)

(unaudited)

	Twelve months ended
	December 31, 2014	December 31, 2015	December 31, 2015	Change
	RMB	RMB	USD
Revenues:
Third-party revenues
One-time commissions	423,218,934	391,188,385	60,389,080	(7.6%)
Recurring service fees	319,933,077	401,292,465	61,948,882	25.4%
Performance-based income	24,632,724	193,939,030	29,939,027	687.3%
Other service fees	29,979,126	128,290,261	19,804,604	327.9%

Total third-party revenues	797,763,861	1,114,710,141	172,081,593	39.7%
Related party revenues
One-time commissions	180,943,785	428,687,491	66,177,945	136.9%
Recurring service fees	560,071,763	634,913,375	98,013,735	13.4%
Performance-based income	76,342,053	53,825,293	8,309,193	(29.5%)
Other service fees	2,036,800	559,806	86,419	(72.5%)

Total related party revenues	819,394,401	1,117,985,965	172,587,292	36.4%

Total revenues	1,617,158,262	2,232,696,106	344,668,885	38.1%
Less: business taxes and related surcharges	(88,673,371)	(112,768,265)	(17,408,420)	27.2%

Net revenues	1,528,484,891	2,119,927,841	327,260,465	38.7%

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(322,052,574)	(524,629,723)	(80,988,873)	62.9%
Performance fee compensation	(22,034,438)	(24,786,763)	(3,826,417)	12.5%
Other compensations	(393,373,326)	(615,075,893)	(94,951,356)	56.4%

Total compensation and benefits	(737,460,338)	(1,164,492,379)	(179,766,646)	57.9%
Selling expenses	(147,265,810)	(263,815,409)	(40,726,081)	79.1%
General and administrative expenses	(151,626,278)	(170,929,513)	(26,386,970)	12.7%
Other operating expenses	(29,961,830)	(94,624,304)	(14,607,475)	215.8%
Government subsidies	90,931,462	132,709,712	20,486,849	45.9%

Total operating costs and expenses	(975,382,794)	(1,561,151,893)	(241,000,323)	60.1%

Income from operations	553,102,097	558,775,948	86,260,142	1.0%

Other income (expenses):
Interest income	38,901,980	39,698,790	6,128,437	2.0%
Interest expenses	—	(16,050,359)	(2,477,748)	0.0%
Investment income	23,552,297	51,954,918	8,020,456	120.6%
Other income (expense) income	(13,961,307)	455,030	70,245	(103.3%)

Total other income	48,492,970	76,058,379	11,741,390	56.8%

Income before taxes and loss from equity in affiliates	601,595,067	634,834,327	98,001,532	5.5%
Income tax expenses	(151,293,021)	(129,885,747)	(20,050,903)	(14.1%)
Income from equity in affiliates	13,583,865	21,352,767	3,296,299	57.2%

Net income	463,885,911	526,301,347	81,246,928	13.5%
Less: net income attributable to non-controlling interests	17,333,060	(9,522,737)	(1,470,057)	(154.9%)

Net income attributable to Noah Shareholders	446,552,851	535,824,084	82,716,985	20.0%

Income per ADS, basic	8.01	9.54	1.47	19.1%
Income per ADS, diluted	7.91	9.15	1.41	15.7%
Margin analysis:
Operating margin	36.2%	26.4%	26.4%
Net margin	30.3%	24.8%	24.8%
Weighted average ADS equivalent: [2]
Basic	55,747,002	56,171,042	56,171,042
Diluted	56,455,646	60,291,952	60,291,952

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs

Noah Holdings Limited

Condensed Comprehensive Income Statements

(In RMB)

(unaudited)

	Three months ended
	December 31, 2014	December 31, 2015	December 31, 2015	Change
	RMB	RMB	USD

Net income	91,758,207	74,878,369	11,559,229	(18.4%)

Other comprehensive income, net of tax:
Foreign currency translation adjustments	13,307	2,707,480	417,963	20246.3%
Fair value fluctuation of available for sale Investment (after tax)	105,937	1,228,939	189,715	1060.1%

Comprehensive income	91,877,451	78,814,788	12,166,907	(14.2%)
Less: Comprehensive income (loss) attributable to non-controlling interests	1,046,036	(8,669,054)	(1,338,271)	(928.8%)

Comprehensive income attributable to Noah Shareholders	90,831,415	87,483,842	13,505,178	(3.7%)

Noah Holdings Limited

Condensed Comprehensive Income Statements

(In RMB)

(unaudited)

	Twelve months ended
	December 31, 2014	December 31, 2015	December 31, 2015	Change
	RMB	RMB	USD
Net income	463,885,911	526,301,347	81,246,928	13.5%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	6,426,044	4,884,837	754,089	(24.0%)
Fair value fluctuation of available for sale Investment (after tax)	2,620,351	718,414	110,904	(72.6%)

Comprehensive income	472,932,306	531,904,598	82,111,921	12.5%
Less: Comprehensive income attributable to non-controlling interests	17,331,172	(9,520,184)	(1,469,663)	(154.9%)

Comprehensive income attributable to Noah Shareholders	455,601,134	541,424,782	83,581,584	18.8%

Noah Holdings Limited

Supplemental Information

(unaudited)

	As of
	December 31, 2014	December 31, 2015	Change

Number of registered clients	70,557	99,019	40.3%
Number of relationship managers	779	1,098	40.9%
Number of branch offices	63	67	6.3%

	Three months ended
	December 31, 2014	December 31, 2015	Change
	(in millions of RMB, except number of active clients and percentages)
Number of active clients	3,529	4,603	30.4%
Transaction value:
Fixed income products	7,479	11,164	49.3%
Private equity fund products	2,276	6,407	181.5%
Secondary market equity fund products	3,300	4,785	45.0%
Other products, including mutual fund products, private securities investment funds and insurance products	(1,223)	(2,317)	89.5%

Total transaction value	11,831	20,039	69.4%

Average transaction value per client	3.35	4.35	29.8%

	Twelve months ended
	December 31, 2014	December 31, 2015	Change
	(in millions of RMB, except number of active clients and percentages)
Number of active clients	9,010	12,573	39.5%

Transaction value:

Fixed income products	40,212	36,621	(8.9%)

Private equity fund products	11,971	31,917	166.6%

Secondary market equity fund products	10,328	28,054	171.6%
Other products, including mutual fund products, private securities investment funds and insurance products	860	2,402	179.4%

Total transaction value	63,371	98,994	56.2%

Average transaction value per client	7.03	7.87	11.9%

Noah Holdings Limited

Segment Condensed Income Statements

(In RMB, except for ADS data, per ADS data and percentages)

(unaudited)

	Three months ended December 31, 2014
	Wealth Management Business	Asset Management Business	Internet Finance	Total
	RMB	RMB	RMB	RMB

Revenues:
Third-party revenues
One-time commissions	137,119,867	—	—	137,119,867
Recurring service fees	70,376,437	16,596,337	—	86,972,774
Performance-based income	7,952,243	2,913,678	—	10,865,921
Other service fees	4,671,321	—	7,573,553	12,244,874

Total third-party revenues	220,119,868	19,510,015	7,573,553	247,203,436

Related party revenues
One-time commissions	34,530,501		—	34,530,501
Recurring service fees	76,604,849	53,892,949	—	130,497,798
Other service fees	—	—	185,772	185,772

Total related party revenues	111,135,350	53,892,949	185,772	165,214,071

Total revenues	331,255,218	73,402,964	7,759,325	412,417,507
Less: business taxes and related surcharges	(19,726,815)	(3,485,956)	(211,990)	(23,424,761)

Net revenues	311,528,403	69,917,008	7,547,335	388,992,746

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(90,305,726)	—	(2,244,639)	(92,550,365)
Other compensation	(55,595,191)	(29,974,303)	(22,038,586)	(107,608,080)

Total compensation and benefits	(145,900,917)	(29,974,303)	(24,283,225)	(200,158,445)
Selling expenses	(47,815,815)	(2,793,156)	(1,710,490)	(52,319,461)
General and administrative expenses	(27,556,899)	(27,980,194)	(7,642,679)	(63,179,772)
Other operating expenses	(8,717,471)	(1,159,164)	(2,545,656)	(12,422,291)
Government subsidies	44,568,793	4,156,047	—	48,724,840

Total operating costs and expenses	(185,422,309)	(57,750,770)	(36,182,050)	(279,355,129)

Income from operations	126,106,094	12,166,238	(28,634,715)	109,637,617

Noah Holdings Limited

Segment Condensed Income Statements

(In RMB, except for ADS data, per ADS data and percentages)

(unaudited)

	Three months ended December 31, 2015
	Wealth Management Business	Asset Management Business	Internet Finance	Total
	RMB	RMB	RMB	RMB

Revenues:
Third-party revenues
One-time commissions	108,400,978	227,500	—	108,628,478
Recurring service fees	103,525,654	15,407,610	—	118,933,264
Performance-based income	28,313,104	1,446,723		29,759,827
Other service fees	42,317,121	—	15,506,672	57,823,793

Total third-party revenues	282,556,857	17,081,833	15,506,672	315,145,362

Related party revenues
One-time commissions	87,157,496	1,522,746	—	88,680,242
Recurring service fees	82,789,078	85,265,377	—	168,054,455
Performance-based income	—	30,194,600		30,194,600
Other service fees	393,683	—	—	393,683

Total related party revenues	170,340,257	116,982,723	—	287,322,980

Total revenues	452,897,114	134,064,556	15,506,672	602,468,342
Less: business taxes and related surcharges	(21,623,140)	(6,860,507)	(262,159)	(28,745,806)

Net revenues	431,273,974	127,204,049	15,244,513	573,722,536

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(146,135,190)	(1,242,154)	312,255	(147,065,089)
Performance fee compensation	—	(2,477,428)	—	(2,477,428)
Other compensation	(111,121,819)	(39,855,764)	(40,753,942)	(191,731,525)

Total compensation and benefits	(257,257,009)	(43,575,346)	(40,441,687)	(341,274,042)
Selling expenses	(74,895,758)	(3,747,660)	(11,882,359)	(90,525,777)
General and administrative expenses	(30,752,315)	(21,561,697)	(12,467,687)	(64,781,699)
Other operating expenses	(33,052,868)	(7,017,494)	(6,848,992)	(46,919,354)
Government subsidies	14,980,060	1,397,228	444,868	16,822,156

Total operating costs and expenses	(380,977,890)	(74,504,969)	(71,195,857)	(526,678,716)

Income from operations	50,296,084	52,699,080	(55,951,344)	47,043,820

Noah Holdings Limited

Segment Condensed Income Statements

(In RMB, except for ADS data, per ADS data and percentages)

(unaudited)

	Twelve months ended December 31, 2014
	Wealth Management Business	Asset Management Business	Internet Finance	Total
	RMB	RMB	RMB	RMB

Revenues:
Third-party revenues
One-time commissions	423,218,934	—	—	423,218,934
Recurring service fees	243,619,600	76,313,477	—	319,933,077
Performance-based income	7,952,243	16,680,481	—	24,632,724
Other service fees	13,246,685	—	16,732,441	29,979,126

Total third-party revenues	688,037,462	92,993,958	16,732,441	797,763,861

Related party revenues
One-time commissions	180,943,785	—	—	180,943,785
Recurring service fees	342,603,359	217,438,078	30,326	560,071,763
Performance-based income	2,444,365	73,897,688	—	76,342,053
Other service fees	75,050	1,105,055	856,695	2,036,800

Total related party revenues	526,066,559	292,440,821	887,021	819,394,401

Total revenues	1,214,104,021	385,434,779	17,619,462	1,617,158,262
Less: business taxes and related surcharges	(68,598,144)	(19,319,443)	(755,784)	(88,673,371)

Net revenues	1,145,505,877	366,115,336	16,863,678	1,528,484,891

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(319,572,173)	(235,762)	(2,244,639)	(322,052,574)
Performance Fee Compensation	—	(22,034,438)	—	(22,034,438)
Other compensation	(214,841,520)	(124,968,021)	(53,563,785)	(393,373,326)

Total compensation and benefits	(534,413,693)	(147,238,221)	(55,808,424)	(737,460,338)
Selling expenses	(135,282,336)	(9,756,483)	(2,226,991)	(147,265,810)
General and administrative expenses	(74,673,516)	(60,090,462)	(16,862,300)	(151,626,278)
Other operating expenses	(23,641,595)	(1,674,417)	(4,645,818)	(29,961,830)
Government subsidies	67,303,362	23,601,038	27,062	90,931,462

Total operating costs and expenses	(700,707,778)	(195,158,545)	(79,516,471)	(975,382,794)

Income from operations	444,798,099	170,956,791	(62,652,793)	553,102,097

Noah Holdings Limited

Segment Condensed Income Statements

(In RMB, except for ADS data, per ADS data and percentages)

(unaudited)

	Twelve months ended December 31, 2015
	Wealth Management Business	Asset Management Business	Internet Finance	Total
	RMB	RMB	RMB	RMB

Revenues:
Third-party revenues
One-time commissions	390,668,384	520,001	—	391,188,385
Recurring service fees	334,983,117	66,309,348	—	401,292,465
Performance-based income	141,773,493	52,165,537	—	193,939,030
Other service fees	69,447,545	512,475	58,330,241	128,290,261

Total third-party revenues	936,872,539	119,507,361	58,330,241	1,114,710,141

Related party revenues
One-time commissions	424,354,473	4,333,018	—	428,687,491
Recurring service fees	324,182,643	310,730,732	—	634,913,375
Performance-based income	—	53,825,293	—	53,825,293
Other service fees	393,683	—	166,123	559,806

Total related party revenues	748,930,799	368,889,043	166,123	1,117,985,965

Total revenues	1,685,803,338	488,396,404	58,496,364	2,232,696,106
Less: business taxes and related surcharges	(88,285,200)	(23,408,513)	(1,074,552)	(112,768,265)

Net revenues	1,597,518,138	464,987,891	57,421,812	2,119,927,841

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(507,400,087)	(8,044,612)	(9,185,024)	(524,629,723)
Performance fee compensation	—	(24,786,763)	—	(24,786,763)
Other compensation	(348,504,061)	(150,661,189)	(115,910,643)	(615,075,893)

Total compensation and benefits	(855,904,148)	(183,492,564)	(125,095,667)	(1,164,492,379)
Selling expenses	(219,286,283)	(17,278,343)	(27,250,783)	(263,815,409)
General and administrative expenses	(78,850,681)	(53,554,038)	(38,524,794)	(170,929,513)
Other operating expenses	(53,374,913)	(19,411,331)	(21,838,060)	(94,624,304)
Government subsidies	75,960,496	56,304,348	444,868	132,709,712

Total operating costs and expenses	(1,131,455,529)	(217,431,928)	(212,264,436)	(1,561,151,893)

Income from operations	466,062,609	247,555,963	(154,842,624)	558,775,948

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for ADS data and percentages)

(unaudited)

	Three months ended
	December 31, 2014	December 31, 2015	Change
	RMB	RMB

Net margin	23.6%	13.1%
Adjusted net margin (non-GAAP)*	24.8%	17.0%

Net income attributable to Noah Shareholders	90,708,264	83,537,366	(7.9%)
Adjustment for share-based compensation related to:
Share options	2,012,410	13,888,693	590.2%
Restricted shares	2,607,909	8,805,247	237.6%

Adjusted net income attributable to Noah Shareholders (non-GAAP)*	95,328,583	106,231,306	11.4%

Net income attributable to Noah Shareholders per ADS, diluted	1.60	1.46	(8.8%)
Adjusted net income attributable to Noah Shareholders per ADS, diluted (non-GAAP)*	1.69	1.84	8.9%

*	The non-GAAP adjustments do not take into consideration the impact of taxes on such adjustments.

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for ADS data and percentages)

(unaudited)

	Twelve months ended
	December 31, 2014	December 31, 2015	Change
	RMB	RMB

Net margin	30.3%	24.8%
Adjusted net margin (non-GAAP)*	32.5%	28.0%

Net income attributable to Noah Shareholders	446,552,851	535,824,084	20.0%
Adjustment for share-based compensation related to:
Share options	9,043,829	33,912,040	275.0%
Restricted shares	23,647,858	33,760,448	42.8%

Adjusted net income attributable to Noah Shareholders (non-GAAP)*	479,244,538	603,496,572	25.9%

Net income attributable to Noah Shareholders per ADS, diluted	7.91	9.15	15.7%
Adjusted net income attributable to Noah Shareholders per ADS, diluted (non-GAAP)*	8.49	10.28	21.1%

*	The non-GAAP adjustments do not take into consideration the impact of taxes on such adjustments.